UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Altair Nanotechnologies Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

021373105
(CUSIP Number of Class of Securities)

Terry Copeland
Chief Executive Officer
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 895021
(775) 858-3750
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:
Bryan T. Allen
Matthew B. Tenney
Parr Brown Gee & Loveless, PC
185 South State Street, Suite 800
Salt Lake City, UT 84111
(801) 532-7840

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
N/A	N/A

*  Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

On October 20, 2010, Altair Nanotechnologies Inc. (“Altair” or the “Company”) filed a Preliminary Proxy Statement for a special meeting of Shareholders (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve a stock option exchange program for employees of the Company (the “Proposed Stock Option Exchange Program”).  In connection with the Proposed Stock Option Exchange Program, Altair is herewith filing a memorandum with attached Questions and Answers dated October 22, 2010, from Terry Copeland, Altair’s Chief Executive Officer, to be used in communications with Altair’s employees regarding the Proposed Stock Option Exchange Program.

The Option Exchange program described in this communication has not yet commenced. Altair will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Option Exchange program. Persons who are eligible to participate in the Option Exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Altair’ stockholders to approve the Option Exchange program discussed in this communication, Altair has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Altair stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange program.  Altair stockholders and option holders will be able to obtain the written materials described above and other documents filed by Altair with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12.  Exhibits

99.1	Memorandum with attached Questions and Answers dated October 22, 2010, from Terry Copeland regarding the Proposed Stock Option Exchange Program

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Altair Nanotechnologies Inc

By:	/s/ John Fallini
Name	John Fallini
Title	Chief Financial Officer

Dated: October 22, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Email Memorandum with attached Questions and Answers dated October 22, 2010, from Terry Copeland regarding the Proposed Stock Option Exchange Program